September 15, 2006

Via EDGAR

Securities and Exchange Commission Division of Corporate Finance 450 Fifth Street, N.W. Washington, D.C. 20549
Re:	Global Matrechs, Inc. - Request to Withdraw Registration Statement on Form SB-2 (Registration No. 333-135377)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), Global Matrechs, Inc., a Delaware corporation, (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form SB-2 which was filed with the Commission on June 27, 2006 (Registration No. 333-135377), along with any pre-effective amendments and exhibits (the “Registration Statement”).

The Company requests that such consent be granted on the grounds that the private equity credit agreement with Brittany Capital Management Limited, dated January 10, 2006, that gave rise to the obligation to register shares of common stock has been terminated.

The Company confirms that the Registration Statement has not been declared effective, no securities have been sold pursuant to the Registration Statement or the prospectus contained therein and no preliminary prospectus contained in the Registration Statement has been distributed.

Pursuant to the foregoing, the Company hereby respectfully requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission. It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

The Company requests, in accordance with Rule 457(c) of the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this application for withdrawal, please contact David A. Broadwin, Esq., of Foley Hoag LLP, legal counsel to the Company, at (781)895-5905. Thank you for your attention to this matter.

Sincerely,

Global Matrechs, Inc.

By:	/s/ Michael Sheppard
Michael Sheppard
Chief Executive Officer

cc:	David A. Broadwin, Esq.